

January 16, 2008

Via U.S. Mail and facsimile at (415) 856-7149

Mr. Greg Vignos
Paul, Hastings, Janofsky & Walker LLP
55 Second Street
San Francisco, CA 94105

RE: Critical Path, Inc.
  Schedule 13E-3 filed on December 26, 2007
  File No. 005-56169

  Schedule 14A filed on December 26, 2007
  File No. 001-25331

Dear Mr. Vignos:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please advise us why Mr. Tinsley, Mr. Ma and each of the parties subject to the voting agreement is not an affiliates engaged in the going private transaction. Please refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance. Alternatively, revise to include each person as a filing person on the Schedule 13E-3. Please note

that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person added in response to this comment. For example, include a statement as to whether the person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

2. Rule 14a-4(b)(1) requires you to separately break out on the proxy card each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (available on our Web site at www.sec.gov). The disclosure in the proxy statement should also be revised to address these as separate matters.

3. Please revise to indicate that the proxy statement and form of proxy card are preliminary copies. Refer to Rule 14a-6(e)(1).

4. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). Please revise the proxy statement to relocate the "Special Factors" so that it immediately follows the summary term sheet.

Summary Term Sheet, page 1

5. Delete the statement that the summary of the fairness opinion is "qualified in its entirety by reference to the full text of the fairness opinion." Investors are entitled to rely upon your disclosure.

Special Factors, page 10

6. We note your reference to your work with a series of financial advisors. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. File any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.

Special Committee and Board of Directors Determination of Fairness, page 43

7. Please disclosure the factors the board considered in reaching its fairness determination. Refer to Item 1014(b) of Regulation M-A. If one party relied on the analysis of another, such as the special committee, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis.

8. Please revise your disclosure with respect to the board, the special committee and the affiliated shareholders to separately address procedural and substantive fairness as to unaffiliated holders of the subject class of securities. Please relocate disclosure relating to fairness to holders of other securities so that it appears outside of the special factors section.

Reasons for the Special Committee's Determination, page 44

9. If the disclosure in this section is intended to satisfy your Item 1014 of Regulation M-A disclosure, please disclose in reasonable detail all material factors upon which the fairness determination is based as opposed to discussing "a number of factors" that the committee believed supported its decision.

10. Generally, all of the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going-private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself may be an important part of the decision-making process that should be explained for stockholders. In that regard, we are unable to locate a discussion of historical stock prices, liquidation value or going concern vale. Refer to the Q&A in SEC Release No. 34-17719 (April 13, 1981). Please expand your disclosure accordingly.

11. Revise the discussion of procedural fairness to address Item 1014(d) of Regulation M-A. For instance, given that the majority vote of unaffiliated shareholders is not required for approval, please discuss the basis of the board's belief that the merger is fair to unaffiliated shareholders despite the lack of this procedural safeguard. Refer to Answer to Question 21 of Release No. 34-17719 for additional guidance.

12. We note that the special committee considered the absence of a "non-solicitation" condition as a factor in favor of fairness. Please clarify what consideration was given to the limitations placed on consideration of alternative proposals.

Fairness Opinion of the Special Committee's Advisor, page 48

13. Please disclose any relationships between filing persons and Oppenheimer in the preceding two years, including any consideration paid.

14. Please revise to disclose the data underlying the results described in connection with the analyses performed by Oppenheimer and to show how that information resulted in

the multiples/values disclosed, and explain how the results in each analysis support the fairness opinion given by Oppenheimer. To the extent this underlying data was not provided to the Special Committee or board, please state so here and, in an appropriate location, explain how the committee and board were able to rely on this advisor's opinion without having access to such data.

Closing

Please amend the documents in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please electronically submit a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551-3345 with any questions.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions